UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

Third quarter 2008 Earnings Report

October 23, 2008

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, reported its unaudited, preliminary results for the third quarter and first nine months of 2008 today. All comparisons are with respect to the comparable prior year periods unless stated otherwise.

Effective January 1, 2008, OMA adopted several accounting changes pursuant to Mexican Financial Reporting Standards (NIFs), which are summarized in the Notes section of this report. These changes include, among others, the end of inflation adjustments to financial statements and the presentation of a statement of cash flows in place of a statement of changes in financial position.

During the first nine months of 2008, the aeronautical industry has confronted an adverse global environment marked by threats from the global financial crisis, the high price of fuel, inflationary pressures on the cost of goods and services, and the volatility in the financial and exchange markets. This situation has had an impact on all the participants in the industry, including airport operators. In OMA’s third quarter these factors affected the number of flight operations, the rate of growth of passenger traffic, and costs and operating expenses. Currently, the situation has deteriorated even more, despite the fall in fuel prices, as a result of the heightened risk of economic recession and the liquidity crisis in the markets.

Highlights

Third quarter 2008 (compared to the third quarter of 2007)

▪	Passenger traffic totaled 3.5 million in the quarter, a decrease of 6.6%. Domestic traffic decreased 6.9%; international traffic decreased 4.8%.
▪	Total net revenues increased 1.3% to Ps. 496 million.
▪

Cost of services and administrative expenses rose a combined 20.9% to Ps. 202 million, as compared to Ps. 167 million in the same period of 2007. The principal factor in the increase was non-recurring costs and expenses of Ps. 25.4 million for a corporate reorganization that transferred most personnel to services subsidiaries and that is expected to improve operational efficiency.
▪	Operating income decreased 16.0% to Ps. 170 million; the operating margin was 34.3%.
▪	Adjusted EBITDA decreased 8.3% to Ps. 257 million, equivalent to a 51.7% margin.
▪	Net income was Ps. 130 million, a decrease of 5.4% over the prior year period. Earnings per share were Ps. 0.33, or US$0.24 per American Depositary Share (ADS).
▪

Capital expenditures were Ps. 163 million, principally for airport terminal expansion and improvements, runways and platforms, and machinery and equipment. Cash outflows for capex were Ps. 174 million.

First nine months 2008 (compared to the first nine months of 2007)

▪	Passenger traffic totaled 10.9 million in the nine months, an increase of 2.9%. Domestic traffic grew 4.0%; international traffic decreased 2.2%.
▪	Total net revenues increased 6.4% to Ps. 1,502 million.
▪	Cost of services and administrative expenses rose a combined 13.6% to Ps. 570 million, as compared to Ps. 501 million in the same period of 2007.
▪	Operating income decreased 4.5% to Ps. 544 million; the operating margin was 36.2%.
▪	Adjusted EBITDA increased 2.2% to Ps. 812 million, equivalent to a 54.1% margin.
▪	Net income was Ps. 495 million, an increase of 17.4% over the prior year period. Earnings per share were Ps. 1.25, or US$0.91 per American Depositary Share (ADS).
▪

Capital expenditures for the first nine months of 2008 were Ps. 1,880 million. These investments include investments under the Master Development Plan, as well as strategic investments, particularly the acquisition of land reserves in key airports that is essential for ensuring future growth. Cash outflows for capex were Ps. 1,598 million.

▪	Cash and equivalents as of September 30, 2008 were Ps. 289 million.

Passenger Traffic

Third quarter 2008

During the third quarter of 2008, total passenger traffic decreased 6.6% (-249,535 terminal passengers) as compared to the third quarter of 2007. The airports with the largest reductions were Monterrey, Culiacán, Mazatlán, Chihuahua, Durango, and Ciudad Juárez (See Annex Table 1, Passenger Traffic). The reduction in traffic reflected a 12.4% reduction in the number of airport operations at OMA airports as compared to the prior year period.

The reduction in operations and in passenger traffic is a reflection of the current situation in the air transport industry, which has been affected by a number of factors including: a) the global financial crisis; b) changes in the business strategies of Mexican and foreign airlines as a result of high fuel costs and a highly competitive environment, including restructuring of routes, postponements in expansion plans and the acquisition of new planes, and ticket price increases; and c) the temporary or permanent suspension of operation by some airlines. Currently, Aerocalifornia and Nova Air continue to be suspended by the Ministry of Communications and Transportation (SCT).

Domestic traffic decreased 6.9% as compared to the same quarter of 2007. The suspension of Aerocalifornia, the decision by Avolar to cease operations at OMA airports, and the reduction in traffic carried by Aviacsa and VivaAerobus were the principal factors in the reduction in traffic. The airports with the greatest decreases were Monterrey, Culiacán, Chihuahua, Ciudad Juárez, Durango, Mazatlán, and Tampico. The airports of Acapulco, Reynosa, San Luis Potosí, and Zacatecas recorded increases in domestic traffic, principally as a result of the performance of Volaris, Interjet, Alma, and Click Mexicana, as well as an increase in general aviation traffic in some airports.

International traffic decreased 4.8% compared to the third quarter of 2007. The reduction in frequencies on some scheduled international flights and the cancellation of routes, principally by Delta and Continental, affected international traffic at Zacatecas, Durango, and Culiacán, and the tourist destination airports of Mazatlán, Acapulco, and Zihuatanejo.

Monterrey and Tampico recorded increases in international traffic, as a result of the opening of new routes during the second and, in the case of Monterrey, third quarters of 2008.

Nine months 2008

Total passenger traffic increased 2.9% during the first nine months of 2008, notwithstanding the reduction in the third quarter. Domestic traffic increased and international traffic decreased. The new airlines Alma, Avolar, Interjet, VivaAerobus, and Volaris carried 31.4% of all passengers during the nine months. The number of airport operations decreased 5.0% compared to the January-September period in 2007.

Domestic traffic grew 4.0% as compared to the same period of 2007. Nine airports had increases in domestic traffic, led by Reynosa, Acapulco, Ciudad Juárez, Monterrey, San Luis Potosi, Culiacán, and Zihuatanejo. These airports benefited from an increase in domestic routes during the first half of the year, particularly by the new airlines.

International traffic decreased 2.2% compared to the first nine months of 2007, principally as a result of the reduction in charter traffic, cancellation of some international routes, and the reduction of frequencies on scheduled international flights, largely on the part of U.S. carriers. The airports where this had the greatest impact were Acapulco, Mazatlán, Zacatecas, and Durango. Monterrey, on the other hand, had an increase of 7.4% in international traffic, as a result of new routes to and from this airport.

Revenues

Total net revenues during the third quarter of 2008 were Ps. 495.8 million, a 1.3% increase as compared to the third quarter of 2007. The mix of revenues in the third quarter of 2008 was 81.0% aeronautical revenues and 19.0% non-aeronautical revenues.

Aeronautical net revenues in the third quarter of 2008 were Ps. 401.6 million, essentially unchanged from the third quarter of 2007. Revenues from domestic passenger charges (TUA, tarifa de uso de aeropuerto) grew 4.2% in the third quarter of 2007, while international passenger charges decreased 3.4%. Revenues from other airport services, leases, and access rights decreased 7.0%, as a result of a 12.4% reduction in the number of flight operations during the quarter.

Effective September 1, 2008, OMA terminated its incentive program to increase passenger traffic at Monterrey, and stopped making provisions for these incentives.

Aeronautical revenue per passenger increased 7.4% as compared to the third quarter of 2007, reaching Ps. 114.3 as compared to Ps. 106.4 in the prior year period.

For the first nine months of 2008, aeronautical revenues increased 6.1%, or Ps. 70.0 million, as compared to the same period of 2007. Revenues from domestic TUA increased 11.0%, and revenues from international TUA increased 0.5%. Revenues from other airport services, leases, and access rights decreased 0.8%, as a result of a reduction of 5.0% in the number of flight operations. Aeronautical revenue per passenger increased 3.1% to Ps. 111.8, as compared to Ps. 108.5 during the first nine months of 2007.

OMA implemented initiatives to increase non-aeronautical revenues to offset in part the reduction in passenger traffic. Non-aeronautical revenues increased 5.9%, or Ps. 5.2 million, during the third quarter of 2008. The actions taken during the third quarter included the expansion and improvement of the commercial areas in our airports. Some of the most important initiatives carried out during this period were:

▪	The start of operations by two new auto rental companies in Monterrey;
▪	The start of operations of baggage wrapping services in Acapulco, Zihuatanejo, Mazatlán, Culiacán, and Chihuahua;
▪	Opening of two new retail spaces in Terminal C of Monterrey;
▪	Opening a new VIP lounge in Torreón; and
▪	The opening of snack bars in Terminals A and C in Monterrey and in the Mazatlán airport, and the expansion of a snack bar in San Luis Potosí.

The components of non-aeronautical revenues that showed the greatest increases were:

▪	Parking: +Ps. 1.4 million, or 4.9%
▪	OMA Carga: +Ps. 1.2 million, or 41.5%
▪	Car rental: +Ps. 0.8 million, or 10.8%
▪	Advertising: +Ps. 0.7 million, or 7.0%
▪	Restaurants: +Ps. 0.4 million, or 5.0%

Non-aeronautical revenues per passenger during the third quarter were Ps. 26.8, a 13.4% increase as compared to Ps. 23.6 in the prior year period.

For the first nine months of 2008, non-aeronautical revenues increased 7.6%, or Ps. 19.9 million. The airports that had the largest increases in non-aeronautical revenues were Monterrey (+Ps.62.9 million), Ciudad Juárez (+Ps.12.5 million), Chihuahua (+Ps.5.7 million), and Acapulco (+Ps.4.7 million). The components of non-aeronautical revenues that showed the greatest increases were:

▪	Parking: +Ps. 7.0 million, or 8.8%
▪	Restaurants: +Ps. 3.6 million, or 15.2%
▪	OMA Carga: +Ps. 2.5 million, or 28.6%
▪	VIP Lounges and other leases: +Ps. 1.9 million, or 7.5%
▪	Car rental: +Ps. 1.7 million, or 7.5%
▪	Retail leases: +Ps. 1.6 million, or 6.1%
▪	Advertising: +Ps. 1.4 million, or 5.1%

Non-aeronautical revenues per passenger during the first nine months were Ps. 25.7, an increase of 4.6% as compared to Ps. 24.6 in the prior year period.

Costs and operating expenses

Total costs and operating expenses were Ps. 325.7 million in the third quarter of 2008, an increase of 13.5%, as compared to the same period of 2007. The increase in total costs and operating expenses is principally the result of an increase in general and administrative expenses, depreciation and amortization, and an increase in the cost of services. For the first nine months of 2008, total costs and operating expenses were Ps. 958.1 million, an increase of 13.7% over the 2007 period.

As part of the strategy of improving operating and administrative efficiency, effective August 2008, the personnel of all OMA airports were transferred to services subsidiaries. This reorganization resulted in non-recurring costs and expenses of Ps. 25.4 million. In addition, costs and expenses have been affected by inflationary pressures.

▪

Cost of services increased 19.8% as compared to the prior year period, principally as a result of Ps. 22.0 million related to the corporate reorganization. In addition there were increases in electricity costs (+Ps. 6.3 million), security (+Ps. 2.0 million), retirement provisions (+Ps. 3.4 million). For the first nine months of 2008, cost of services increased 10.0%, largely as a result of non-recurring costs in the third quarter, inflationary cost pressures on goods and services, and an increase in electricity rates.

▪

General and administrative expenses increased 22.8% in the third quarter of 2008, as compared to the same period of 2007. The increase included non-recurring expenses of Ps. 3.4 million and an increase in payroll of Ps. 14.5 million as a result of the corporate reorganization. For the first nine months of 2008, general and administrative expenses increased 19.9%, principally because of the corporate reorganization and increase in payroll in the third quarter.

Cost of services and administrative expenses, which are the direct result of the company’s operating activities, increased by 20.9% in the third quarter of 2008, compared to the prior year period. For the first nine months of 2008 the increase was 13.6%.

▪

Airport concession taxes and the technical assistance fee are calculated as a percentage of gross revenues and Adjusted EBITDA before technical assistance, respectively. Airport concession taxes decreased 1.9% in the quarter and rose 7.7% in the first nine months. The technical assistance fee decreased 30.5% in the third quarter and decreased 4.2% in the first nine months of 2008.

▪

Depreciation and amortization increased 11.7% during the third quarter of 2008 and 19.1% during the first nine months, as compared to the prior year periods, as a result of a higher level of investments during the year.

Operating income was Ps. 170.2 million in the third quarter of 2008, a decrease of 16.0% as compared to the prior year period. For the first nine months of 2008, operating income was Ps. 543.8 million, a decrease of 4.5% as compared to the prior year period.

Adjusted EBITDA

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, decreased 8.3% during the third quarter of 2008 to Ps. 256.6 million. For the first nine months of 2008, Adjusted EBITDA was Ps. 812.4 million, an increase of 2.2% as compared to the first nine months of 2007

The Adjusted EBITDA margin for the third quarter was 51.7%, which was below the third quarter 2007 level. For the first nine months of 2008, the Adjusted EBITDA margin was 54.1%, compared to the 56.3% recorded in the first nine months of 2007.

Other income (expense), financing income, and taxes

Other income (expense), net during the third quarter 2008 was income of Ps. 0.2 million, as compared to an expense of Ps. (5.6) million in the prior year period. For the first nine months of 2008, there was income of Ps. 101.2 million, compared to expense of Ps. (10.4) million in the prior year period. The variation is a result of the cancellation of deferred employees’ statutory profit sharing (PTU) in the first quarter of 2008.

Integral financing expense in the third quarter of 2008 was Ps. (5.6) million, as compared to integral financing income of Ps. 21.2 million in the same quarter of 2007. For the first nine months of 2008, integral financing income was Ps. 38.5 million, a reduction of 49.1%. The change in both periods was principally the result of a lower level of interest income as a result of lower interest earning balances and exchange losses during the 2008 periods.

Tax expense in the third quarter of 2008 was Ps. 34.6 million, 57.0% below the amount recorded in the third quarter of 2007. For the first nine months of 2008, taxes were Ps. 188.6 million, a decrease of 11.5% over the level recorded in the same period of 2007.

Net Income

Net income in the third quarter of 2008 was Ps. 130.1 million, a decrease of 5.4% as compared to net income of Ps. 137.6 million in the third quarter of 2007. Earnings per share in the third quarter of 2008 were Ps. 0.33, as compared to Ps. 0.34 in the prior year period. Earnings per ADS were US$0.24 per ADS, as compared to US$0.25 in the third quarter of 2007. Each ADS represents eight Series B shares.

For the first nine months, net income was Ps. 494.9 million, an increase of 17.4% over the first nine months of 2007. Earnings per share were Ps. 1.25, as compared to Ps. 1.05 in the same period of 2007. Earnings or US$0.91 per ADS, as compared to US$0.77 in the prior year period.

Capital expenditures

During the third quarter of 2008 capital expenditures were made in all our airports, in execution of the Master Development Plan and additional strategic investments. Investments were made principally for the acquisition of land, improvements to and expansion of our terminal buildings, runways, platforms, and the acquisition of machinery and equipment. On a cash basis, capex in the third quarter was Ps. 174.0 million.

The most important investments completed during the third quarter included:

▪	The second phase of construction of the commercial aviation platform, access roads, taxiways, and complementary works for the new Monterrey Terminal B;
▪	Expansion and remodeling of the public parking areas in Culiacán;
▪	Improvements to the runways and lighting systems in the Chihuahua, Ciudad Juárez, Durango, Monterrey, and Reynosa airports; and
▪	Rehabilitation of the platforms in Acapulco and Zihuatanejo.

Capital investments for the first nine months of 2008 were Ps. 1,880.1 million; on a cash flow basis capex totaled Ps. 1,597.6 million. The majority of the investments made during nine months were for the acquisition of land reserves, in order to meet the long term development and expansion requirements of key airports, particularly Monterrey, in accordance with OMA’s strategic plan. The acquisition of land starting last year and gradual continued purchases based on market opportunities reduces the risk of acquiring the land at an elevated price or that it would be used for urban development.

Liquidity

Effective January 1, 2008, Mexican Financial Reporting Standards (NIFs) required OMA to present a statement of cash flows in place of a statement of changes in financial position. The cash flow statement shows the inflows and outflows of cash on a gross basis that occurred during a reporting period.

During the first nine months of 2008, OMA generated cash from operations totaling Ps. 439.1 million. Investing activities (including interest income on financial instruments) used net cash of Ps. 1,511.0 million. Finally, financing activities used Ps. 395.8 million in cash, principally for the payment of dividends, repurchase of shares, and interest expense.

The result was a Ps. 1,467.8 million reduction in cash and equivalents from the level as of December 31, 2007. As of September 30, 2008, OMA had cash and cash equivalents of Ps. 289.0 million.

OMA has no material exposure to any exchange or interest rate derivatives.

Subsequent developments

Second quarterly dividend payment: On October 15, 2008 OMA paid the second installment of the dividend approved by the Shareholders’ Meeting held on April 3, 2008. The amount of the payment was Ps. 0.2714 per share.

Suspension of operations of Aladia: On October 21, 2008, the charter airline Aladia announced that it was ceasing operations as a result of the difficult business environment in the air transport industry together with the international economic and financial crisis. The airline has stated that it expects to file for bankruptcy protection in order to restructure its liabilities and resume operations. For the first nine months of 2008, Aladia accounted for 1.5% of OMA’s total passenger traffic.

OMA will hold a conference call on October 24, 2008 at 12:30 pm EDT, 11:30 am Mexico City time.

The conference call is accessible by calling (800) 762-8795 toll-free from the U.S. or +1 (480) 629-9039 from outside the U.S. The confirmation code is 3934064. A taped replay will be available through October 31, 2008 at (800) 406-7325 toll free or +1 (303) 590-3030.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

(Thousands of terminal passengers-excludes transit passengers)

Total Passengers	3Q 07	3Q 08	% Var.	9M 07	9M 08	% Var.
Acapulco	220.3	236.5	7.3	805.7	840.4	4.3
Ciudad Juárez	248.7	225.2	(9.5)	662.0	723.4	9.3
Culiacán	297.5	245.7	(17.4)	833.2	855.3	2.7
Chihuahua	245.5	220.8	(10.0)	639.1	640.6	0.2
Durango	81.8	57.7	(29.5)	211.3	185.0	(12.5)
Mazatlán	208.1	174.8	(16.0)	683.7	648.4	(5.2)
Monterrey	1,816.4	1,732.3	(4.6)	4,885.0	5,118.8	4.8
Reynosa	60.2	69.1	14.7	129.1	183.0	41.7
San Luis Potosí	71.7	74.1	3.3	195.4	206.0	5.4
Tampico	151.7	142.4	(6.1)	433.9	437.2	0.8
Torreón	143.3	133.0	(7.2)	395.0	370.1	(6.3)
Zacatecas	79.8	74.1	(7.1)	215.2	200.6	(6.8)
Zihuatanejo	139.4	129.2	(7.3)	522.2	511.2	(2.1)
Total	**3,764.5**	**3,514.9**	**(6.6)**	**10,610.7**	**10,920.1**	**2.9**

Domestic Passengers	3Q 07	3Q 08	% Var.	9M 07	9M 08	% Var.
Acapulco	187.6	206.1	9.9	546.7	618.7	13.2
Ciudad Juárez	248.2	224.9	(9.4)	660.6	722.3	9.3
Culiacán	287.2	238.0	(17.1)	803.0	827.7	3.1
Chihuahua	222.8	198.5	(10.9)	578.9	573.7	(0.9)
Durango	69.1	49.3	(28.6)	187.5	165.6	(11.7)
Mazatlán	136.6	118.4	(13.3)	339.4	340.3	0.3
Monterrey	1,559.9	1,464.7	(6.1)	4,189.3	4,371.5	4.3
Reynosa	60.0	68.7	14.5	128.7	182.1	41.5
San Luis Potosí	48.4	51.5	6.5	136.4	141.4	3.7
Tampico	138.9	128.1	(7.8)	397.5	398.8	0.3
Torreón	120.4	111.6	(7.3)	335.0	309.5	(7.6)
Zacatecas	48.0	50.4	5.0	143.4	139.1	(3.0)
Zihuatanejo	106.2	99.1	(6.7)	278.4	284.4	2.1
Total	**3,233.4**	**3,009.3**	**(6.9)**	**8,725.0**	**9,075.0**	**4.0**

International Passengers	3Q 07	3Q 08	% Var.	9M 07	9M 08	% Var.
Acapulco	32.7	30.3	(7.2)	258.9	221.7	(14.4)
Ciudad Juárez	0.5	0.3	(46.7)	1.3	1.2	(13.4)
Culiacán	10.2	7.8	(24.1)	30.2	27.6	(8.6)
Chihuahua	22.7	22.3	(1.4)	60.2	67.0	11.3
Durango	12.7	8.4	(34.2)	23.8	19.4	(18.6)
Mazatlán	71.5	56.4	(21.1)	344.3	308.1	(10.5)
Monterrey	256.5	267.6	4.3	695.6	747.4	7.4
Reynosa	0.2	0.3	63.8	0.4	0.9	133.6
San Luis Potosí	23.4	22.6	(3.2)	59.0	64.5	9.3
Tampico	12.8	14.3	11.5	36.4	38.5	5.7
Torreón	22.9	21.4	(6.4)	60.0	60.6	1.1
Zacatecas	31.8	23.7	(25.3)	71.8	61.5	(14.4)
Zihuatanejo	33.2	30.0	(9.5)	243.7	226.8	(6.9)
Total	**531.0**	**505.6**	**(4.8)**	**1,885.7**	**1,845.0**	**(2.2)**

See notes and disclaimers

 Annex Table 2

Annex Table 3

 Annex Table 4

Annex Table 5

Notes and disclaimers

Principal 2008 Changes in Accounting Practices: OMA implemented several accounting changes as a result of the following changes in Mexican Financial Reporting Standards (NIFs) and their interpretation (INIFs), which became effective on January 1, 2008:

▪

NIF B-10 “Effects of inflation” provides that the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non inflationary environment. From now on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal to or greater than 26%. As a result of this change, the amounts for the third quarter of 2008 are stated in nominal pesos.

▪

INIF 9 “Presentation of comparative financial statements with the coming into effect of NIF B-10”, which provides that amounts from the third quarter of 2007 should be expressed in constant pesos of December 31, 2007 purchasing power.

▪

NIF D-3 “Employee benefits” includes, among other items, changes in the estimation of current and deferred employees’ statutory profit sharing (PTU), using the method established in NIF D-4 “Income taxes,” and the recognition of career paths of employees when making actuarial calculations.

▪

NIF B-2 “Cash flow statements” replaces Bulletin B-12 “Statement of changes in financial condition.” As a result, the Statement of Cash Flows for the third quarter of 2008 is not comparable to the Statement of Changes in Financial Position reported for the third quarter of 2007.

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: the weighted average of shares or ADS outstanding for each period (3 months and 6 months) is used, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.9397/US$.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (NIF): financial statements and other information are presented in accordance with current Mexican Financial Reporting Standards (NIFs) and Mexican Interim Financial Reporting Standards (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Presentation of prior period financials: With the adoption of NIF B-10 “Effects of inflation”, INIF 9 “Presentation of comparative financial statements with the coming into effect of NIF B-10” provides that financial statements from periods prior to January 1, 2008 are to be presented in monetary units of the purchasing power of the last financial statements that included inflation adjustments, i.e., in pesos of December 31, 2007 purchasing power.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on numbers expressed in thousands.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements for the third quarter of 2008 are unaudited, preliminary statements.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: October 24, 2008